

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2022

Adam Gerchen
Chief Executive Officer
L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

> **Re: L&F Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 13, 2022**
> **File No. 333-262570**

Dear Mr. Gerchen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed May 13, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Scenario 1 Balance Sheet, page 229

1.   It appears for the "cash and cash equivalents" line that some of the footnotes may not align with their description in the "Notes to Unaudited Pro Forma Condensed Combined Financial Statements." For example, the adjustment for (15,000) is footnoted as 5(D) but it appears it should be 5(E), and the adjustment for (7,725) is footnoted as 5(M) but it appears it should be 5(J). Please revise as appropriate.

Adam Gerchen
L&F Acquisition Corp.
June 8, 2022
Page 2

You may contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tamar Donikyan